23002482

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52234

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **09/01/2021**   AND ENDING **08/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lampert Capital Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue, Suite 401

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nelson Ng	**646-367-4661**	nng@lampertcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Inc.

(Name – if individual, state last, first, and middle name)

2000 Banks Road Suite 218	**Margate**	**FL**	**33063**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson Ng _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lampert Capital Markets, Inc. _____, as of ____August 31,_____, 2____022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

Sandy Horn
Notary Public, State of New York
Reg. No. 01H04521004
Qualified in New York County
Commission Expires August 31, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LAMPERT CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2022

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2022

ASSETS

Cash	$	34,455
Due from clearing broker		123,744
Prepaid expenses and other assets		2,911
Right of use asset		128,490
Total assets	$	289,600

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	86,430
Commissions payable		14,742
Lease liability		128,490
Other		6,000
Total liabilities		235,662

Commitments and contingencies (Note 12)

Shareholders' equity:

Common stock, $0.0001 par value; 200,000 authorized 167,222 shares issued and outstanding		15
Additional paid-in capital		3,645,766
Accumulated deficit		(3,591,843)
Total shareholders' equity		53,938
Total liabilities and shareholders' equity	$	289,600

See accompanying notes to financial statements



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders'
of Lampert Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Lampert Capital Market's Exemption Letter required by SEC Rule 17a-5, in which (1) Lampert Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lampert Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (the "exemption provision") and Lampert Capital Markets, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lampert Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lampert Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
January 10, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

All customer accounts are held by the clearing broker Wedbush Securities, Inc. which clears the firm's transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended August 31, 2022.

Revenue Recognition
The Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Revenues are not concentrated in any particular region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail accounts and institutional execution services.

Soft Dollar Arrangements
The Company has no present arrangements with several institutional clients whereby they trade commissions for investment expenses of the institution in accordance with NYSE Rule 28(e) which ended as a result of the departure of the institutional sales and execution group.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment, allowances for receivables and deferred tax asset valuation allowance.

Income Taxes

During the year, the Company implemented the Code, *Accounting for Uncertainty in Income Taxes*. The Code clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with the Code, *Accounting for Income Taxes*. The Code prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. The Code also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying amounts reported in the balance sheet for cash, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. There were no new accounting pronouncements that were deemed applicable to our financial statements.

NOTE 3 –LEASES

In September 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space is leased month-to-month under an expense sharing agreement with Lampert Advisors. which was currently $15,000 per month as of the fiscal year end. Under the terms of the expense sharing agreement, rent can also be forgiven from time-to-time. As a result of the adoption of the new lease accounting guidance, the Company recognized on September 1, 2019 (a) a lease liability of $409,044, which represents the present value of the payments of $495,000, discounted using the Company's incremental borrowing rate of 12.00%, and (b) a right-of-use asset of $409,044. The current lease expires in May 2023 and has not yet been renewed.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of August 31, 2022:

Year	Office Lease
2023	$135,000
Total lease payments	135,000
Less: Interest	6,510
Present Value of lease payments	$128,490

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2022 the Company had net capital of $51,027 which was $44,215 in excess of its required net capital of $6,812. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.0 to 1.

NOTE 5 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSIT

The Company clears all of its customer securities transactions through Wedbush Securities, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

At August 31, 2022 the Company has a $123,744 receivable due from Wedbush Securities, Inc. including a clearing deposit of $102,274 as required by the organization.

NOTE 6 – DUE FROM OTHERS, NET

From time to time, the Company receives fees and commissions from other broker dealers in connection with its brokerage operations. As at August 31, 2022, the Company had net receivables of $0.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2022

NOTE 7 – PROPERTY AND EQUIPMENT

At August 31, 2022, property and equipment consisted of the following. All property and equipment has been fully depreciated in prior years.

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(59,043)
		$ -

For the year ended August 31, 2022 there was no depreciation expense.

NOTE 8 – LOANS RECEIVABLE

At August 31, 2022, had no net loans receivable, which comprised primarily of loans to employees. The Company has set up a $108,741 allowance for doubtful accounts for those former employees who are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables.

NOTE 9 – PREPAID EXPENSES AND OTHER ASSETS

At August 31, 2022, the Company had prepaid expenses of $2,911.

NOTE 10 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits of $250,000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal.

NOTE 11 – RELATED PARTY TRANSACTIONS

On January 1, 2013 the Company entered into a rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is currently approximately $15,000 which may vary from time to time. Additionally from time to time, Lampert Advisors, LLC has adjusted or forgiven rent expense for the year at its discretion. In fiscal 2022, rent expense was $180,000, pursuant to the expense sharing agreement of which $180,000 was forgiven and recorded as APIC.

During the fiscal year, the Company issued a total of 22,000 additional shares to its majority shareholder. Of that, the Company issued 7,600 shares for $95,000 in cash, with the balance attributable to the forgiveness of rent.

The Company also receives from time-to-time revenues from the activities of Lampert Advisors as they relate to investment banking services provided by them. In 2022, the Company received $10,000 in revenues.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2022

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company's last audit by FINRA was during fiscal year ending August 31, 2019 and during the course of that cycle audit, FINRA has suggested an interpretation of SEC rule 15c3-1(C)(2)(iv)(C) which is the general allowable asset rule used in the net capital computation pertaining to select receivables of the Company. They have informed the Firm that select receivables are not allowable for net capital purposes. The Firm disagrees with the letter and will not accept an FINRA verbal interpretation of a SEC rule 15c3-1 (C)(2)(iv)(C)/15 as we are still waiting for a revision of the aforementioned referenced rule. According to the SEC rule, the Company has classified broker dealer-to-broker dealer receivables as is normal industry practice to be allowable assets for the net capital computation. The rule states as long as payment for these receivables are received within 30 (thirty) days they are allowable for the net capital computation. The Company's receivables met both conditions although no receivables have been incurred in the current fiscal year.

However, in the same letter, FINRA disallowed another set of receivables under its interpretation of an SEC rule by FINRA in similar fashion to the prior disagreement where the Company classified broker dealer-to-broker dealer receivables to be allowable assets for the net capital computation. The rule states as long as payment for these receivables are received within 30 (thirty) days they are allowable for the net capital computation.

The Company continued to disagree with FINRA's position, but in 2022, FINRA ultimately ruled the Company classified certain receivables as good capital contrary to the provisions of SEA Rule 15c3-1. Lampert Capital settled the matter with an Acceptance, Waiver and Consent in August 2022 including payment of a monthly fine. Since the receivables were related to business the Company participates in, the Company had no such receivables at August 31, 2022 that affected net capital.

In 2020, the Company received notification that due to the erroneous possession of a worthless, non-negotiable stock certificate from a foreign resident from December 4, 2018 to April 16, 2019 the minimum net capital of the Firm should have been $250,000 versus $5,000 during that period. This is due to an extreme interpretation of the net capital rule to which the Firm strongly protests. The Firm filed the appropriate net capital notifications as directed under protest. The Firm has received a letter from FINRA Department of Enforcement and a referral to the FINRA Senior Counsel on June 5, 2020 in reference to the above matter. No issue was taken by FINRA on this issue.

The Company continues to manage through the unpredictability of its business since the onset of the COVID-19 outbreak in early 2020. The impact on business in general and continuing potential impact on the Company remains difficult to measure. The Company received a PPP loan in the amount of $47,744 in 2020, the proceeds of which were used for payroll and other allowable expenses, of which $41,744 was forgiven in June 2021 and of which $6,000 remains presented as other payable.

NOTE 13 – SHAREHOLDERS' EQUITY

During the fiscal year, the Company issued 22,000 additional shares to its majority shareholder. Of that, during this fiscal year, the Company issued 7,600 shares for $95,000 in cash, with the balance attributable to the forgiveness of rent.

NOTE 14 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had taxable loss of approximately $354,190 for its year ended August 31, 2022. No provision or benefit for federal or state

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2022

NOTE 14 – INCOME TAXES, continued

income taxes has been reflected for the year ended August 31, 2022, since the Company reported a loss and has established a valuation allowance against the total net deferred tax asset.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2022:

	2022
Federal Tax Rate	21.00%
State tax rate, net of federal effect	5.14%
Change in valuation allowance	(26.14%)
Effective Tax Rate	-%

The Company has fully reserved the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate taxable income in the future and realize the tax benefits. The change in federal tax rate increased the valuation allowance by $73,433 for the year August 31, 2022.

Significant components of the Company's deferred tax assets and deferred tax liabilities as of August 31, are as follows:

	August 31, 2022
Deferred tax assets:	
Net operating loss carried forward	$ 452,766
Cash to accrual adjustment for deferred tax assets	33,101
	485,867
Deferred tax liabilities:	
Cash to accrual adjustment for deferred tax liabilities	(26,482)
Net Deferred Tax Assets	459,385
Less Valuation Allowance	(459,385)
	$ -

At August 31, 2022 the Company had approximately $2,156,030 in tax net operating loss carry forwards available to offset future taxable income. Of these losses, for tax years from 2017 and prior, $920,289 will expire through tax years ending August 31, 2040, with the balance expiring indefinitely. The availability and use of these losses is limited due to change in ownership in accordance with IRC Section 382. As of August 31, 2022, tax years ending August 31, 2020, 2021 and 2022 were still open for examination under the statute of limitations.

The tax information as of and for the year ended August 31, 2022, is based on management's preliminary tax analysis prior to completion of the 2022 income tax return.

NOTE 15 - LIQUIDITY

The Company had a net loss of $368,052 for the year ended August 31, 2022, which resulted in shareholders' equity of $53,938 at that date. In addition, the Company had negative cash flow from operations of $174,347 for the year.

LAMPERT CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2022

Management's plans to address this situation include reducing expenses through more efficient operations. In addition, the Company's shareholder has the ability and intent to make capital contributions, as necessary, to continue the Company's operations.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2022 and through to January 10, 2023 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements.